

December 5, 2014

Via E-mail
Mr. Roger K. Newport
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Point Drive
West Chester, Ohio  45069

> **RE:   AK Steel Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-13696**

Dear Mr. Newport:

　　We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to these comments, we may have additional comments.

Operations Overview, page 1
Properties, page 10

1.　　We note you disclose reserves for both AK Coal Resources Inc. and Magnetation LLC's iron ore properties in these sections.  With a minimal transfer of paper, forward to our engineer as supplemental information, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

- Acreage breakdown by owned, leased or other along with property and geologic maps.
- Drill-hole maps showing drill intercepts and Justifications for the drill-hole spacing's used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating reserves and descriptions with examples of your cut-off calculation procedures.

- The specific criteria used to estimate reserves with an indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

- Copies of any pertinent engineering or geological reports, and executive summaries of  feasibility studies or mine plans which including the cash flow analyses

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files.  In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Magnetation, page 28
AK Coal, page 29

2.      Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3 for your coal and iron ore mines.

3.      For each of your mines, provide the disclosures required by Industry Guide 7 (b).  In particular, provide a brief discussion of:

- The coal or iron ore beds of interest, including minable thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- Describe your processing and/or handling facilities.

- Describe any road, barge and/or railroad access to each of your properties.
- Describe the present condition of the mine with any planned expansions or reductions in mining activities.
- Any joint ownership or the use of mining contractors.

4.   In a table, disclose your proven and probable reserves separately as defined in Industry Guide 7 for each mine.

- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."
- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation. Report your iron ore tonnage and iron content.
- If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.
- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."
- Provide totals to the table where appropriate
- Disclose your percentage of compliance and non-compliance coal.

5.   If you lease any of your lands to other coal operators, disclose the total annual royalty tonnage being mined from your properties, total acreage leased and the amount of income you receive from royalty payments from other operators for the last three years.

6.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mr. George K. Schuler, Mining Engineer at (202) 551-3718, if you have any questions regarding engineering matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief